Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Saveurs du Monde Cafe, Inc.
1486 Clarendon Way
Mount Pleasant , SC 29466
https://saveursdumondecafe.com/

Up to $999,997.50 in Common Stock at $3.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Saveurs du Monde Cafe, Inc.
Address: 1486 Clarendon Way, Mount Pleasant , SC 29466
State of Incorporation: SC
Date Incorporated: February 01, 2022

Terms:

Equity

Offering Minimum: $9,997.50 | 2,666 shares of Common Stock
Offering Maximum: $999,997.50 | 266,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $375.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Saveurs du Monde will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Saveurs du Monde Cafe, Inc., ("Saveurs du Monde Cafe", or the "Company") operates one location in Mount Pleasant, South Carolina offering restaurant dining, catering services, and private event hosting. The Company was organized as a Limited Liability Corporation on October 28, 2013, under the laws of the state of South Carolina. It converted from an LLC to a domestic corporation under South Carolina law on February 1, 2022, and is in good standing.

Prior to becoming owners of Saveurs du Monde Cafe, Thierry and I had been traveling around the world, through many countries. Our knowledge of good and healthy food combined with our expertise in different cuisines inspired us. Come and share with us, Saveurs du Monde Cafe which means "tastes of the world". Since 2014 the business has been growing.

We built this company on the idea that even if you have 20 minutes to eat, you can still be served at the table with real silverware, plates, and dishes elaborated by a 2-star Chef.

We control the 3 letters: Quality, Service, Consistency.

No matter how much money people might have, no matter how blessed they can be, they never stop asking for more. And this 'more' sometimes makes people forget or not appreciate what they have and how blessed they are. That is what our company is providing on this segment of the market.

In addition to Saveurs du Monde Cafe, Inc., the Company owners also own and operate other similar business entities that offer similar services in South Carolina: Mount Pleasant Saveurs Westedge, LLC (100% owner by Thierry Chateau), Saveurs Belle Station, LLC (100% owned by Thierry Chateau), and Saveurs Seabrook LLC (100% owner Thierry Chateau).

Saveurs du Monde Café, Inc. is a separate legal entity from the additional locations and production center and their operations and business results have not been considered in determining this offering. However, these separate businesses are wholly owned and operated by the same team as Saveurs du Monde Café, Inc.

Competitors and Industry

__Industry__

The fast-food market size was valued at $647.7 billion in 2019 and is estimated to reach $931.7 billion by 2027, growing at a CAGR of 4.6% during the forecast period. The fast-food market is losing its market share to fast-casual food. https://www.alliedmarketresearch.com/press-release/fast-food-market.html

The quick-service restaurant segment spearheads the market, which accounts for

42.59% share in the fast-food market in 2019 and is expected to dominate the market throughout the forecast period. https://www.alliedmarketresearch.com/press-release/fast-food-market.html

The Charleston region's population is growing 3X faster than the U.S. average, to more than 802,000. A steady stream of well-educated young talent, who come for jobs – or create their own in our business-friendly community – are helping to boost that number.

The booming quick service restaurant (QSR) industry in the United States generated a revenue of 239 billion U.S. dollars in 2020

We started Saveurs du Monde Cafe in two cities where the demand for quality food can be estimated based on: the population, their food habits, and the revenues generated by fast-food restaurants in other cities having similar demographics.

This rise in concerns has led people to switch from fast food to fast-casual food. The fast-food market is losing its market share to fast-casual food.

This aspect was significant in 2022 when sales at Saveurs du Monde Cafe increased about 25% during the pandemic and in the opposite direction of the competition.

Competitors/Differentiators

We don't believe we have direct competitors as we believe the concept, as described, doesn't exist. Currently, we serve around 10,000 customers/month.

When someone asks what is your concept, I answer: if you have 20 minutes to eat with your lawyer, or want to sign some papers with your real estate agent or drink a glass of wine with your spouse during your 30 minutes lunchtime, where are you eating? And the answer 99% of the time is: I don't know because such a place doesn't exist.

We offer menus from earlier in the morning to the early diner with a variety of goods at an affordable price: you can get a lunch for $10 like quiche/salad/water.

We offer a variety of options for all tastes, preferences, and allergies, including vegetarian and Gluten-free.

The Bread is homemade, the quiche, and all the ingredients are coming from our commissary/production center.

Current Stage and Roadmap

Current Stage

We currently operate out of 1 location in Mount Pleasant, South Carolina with one new Seabrook location coming soon. We also operate one production center where all the food is crafted and cooked, giving us more control over the supply and end-product.

Since starting with one restaurant in 2014, gross income has seen consistent growth, and revenue reached $2.5 Million in 2021.

We are ranked in the 50 best bakeries of the United States since 2017, best Cafe since 2015, and in the 300 best restaurants of Charleston.

This shows by the way that the concept is working in the quick service area but as well in the Restaurant and Bakery categories.

Future Roadmap

Our company reached the development stage that was required for its expansion: $2.5 Million in revenue in 2021, and a food production center in order to develop and supply products for distributors across the county. Our next goal is to develop 2 new points of sale per year for the next 3 years.

Our goal for the future is to continue to open more locations under the umbrella of the C-Corp. Our fundraising efforts will help determine how quickly we can expand and develop our business over the coming years.

The Team

Officers and Directors

Name: Thierry Chateau

Thierry Chateau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Owner, CEO, Director, President, Secretary, and Treasurer
  Dates of Service: October 10, 2013 - Present
  Responsibilities: Thierry is responsible for all management and decisions. This includes coming up with business plans, helping to fine-tune products and recipes, and exploring franchise and expansion options. Does not currently take a salary, however upon completion of the securities offering, a plan to implement a reasonable executive salary will be implemented in the near future. He currently works for this business approximately 60 hours/week.

Other business experience in the past three years:

- **Employer:** Saveurs Belle Station, LLC
  Title: Owner, Manager
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Thierry manages the business and affairs of the company, overall product and service quality control, and handles the business's accounting and finances. He currently does not take a salary from this business but does deduct business expenses from revenue. He currently works for this

company approximately 10 hours/week.

Other business experience in the past three years:

- **Employer:** Mount Pleasant Saveurs Westedge, LLC
  Title: Owner, Manager
  Dates of Service: October 08, 2018 - Present
  Responsibilities: Thierry manages the business and affairs of the company, overall product and service quality control, and handles the business's accounting and finances. He currently does not take a salary from this business but does deduct business expenses from revenue. He currently works for this company approximately 10 hours/week.

Other business experience in the past three years:

- **Employer:** Saveurs Seabrook, LLC
  Title: Owner, Manager
  Dates of Service: July 26, 2021 - Present
  Responsibilities: Thierry manages the business and affairs of the company, overall product and service quality control, and handles the business's accounting and finances. He currently does not take a salary from this business but does deduct business expenses from revenue. He currently works for this company approximately 10 hours/week.

Name: Christiane Chateau

Christiane Chateau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Bookkeeping, general accounting, and management of company finances. Does not currently take a salary and typically spends 20 hours/week with the Company and 20 hours/week with her other businesses.

Other business experience in the past three years:

- **Employer:** Gourmet Distribution LLC
  Title: Owner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Owns and operates this company which provides gourmet food provisions to businesses in South Carolina

Other business experience in the past three years:

- **Employer:** Saveurs du Monde
  Title: Manager
  Dates of Service: May 01, 2014 - March 01, 2018
  Responsibilities: Management of certain day-to-day operations of the individual locations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns Saveurs du Monde Cafe trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain Issues
Supply chain issues that are beyond our control may impact the availability and cost of products and resources and could negatively impact our business.

Consumer dining patterns may change
While we feel we are well-positioned to capture a growing sector of restaurants - healthy, fast dining, consumer dining patterns may change which could negatively impact our business.

The COVID-19 Pandemic
The COVID-19 Pandemic may cause a variety of issues from supply chain slowdowns to limiting the ability for us to operate our restaurants. This has the potential to limit our revenue generation, thereby negatively impacting our business.

Covid-19/epidemics, supply chain/supplier issues, cost of goods, changes in consumer dining patterns (dine-in vs. takeout, etc.), employment shortages
Covid-19/epidemics, supply chain/supplier issues, cost of goods, changes in consumer dining patterns (dine-in vs. takeout, etc.), employment shortages

This offering is limited solely to the specific operations and results of the issuer.
Saveurs du Monde Café, Inc. is a separate legal entity from the additional locations and production center and their operations and business results have not been considered in determining this offering. However, these separate businesses are wholly owned and operated by the same team as Saveurs du Monde Café, Inc.

The Company's CEO and President currently has multiple roles with other entities.
The Company's CEO and President currently has roles with three other French cuisine restaurants, each of which are separate legal entities and wholly-owned by Thierry. He is the Owner and Manager of Mount Pleasant Saveurs Westedge, LLC, Saveurs Belle Station, LLC, and Saveurs Seabrook LLC. Thierry's primary role is with Saveurs du Monde Café, Inc., spending approximately 60 hours per week there, while also working approximately 10 hours per week with his three other businesses.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thierry Chateau	4,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 266,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $976,548, about flat compared to fiscal year 2020 revenue of $946,036. In 2021 and beyond, we have started to add new products and feature more combos to help increase the price sold per ticket and generate new revenue. We increased our gross sales by 25% in 2021.

Cost of sales

Cost of sales in 2019 was $319,422, about the same as $310,135 in 2020. Our cost of sales has increased due to inflation and price of goods increased, but we have implemented new strategies to counteract this and generate more revenue.

Gross margins

2019 gross profit was $657,125, mostly similar to $635,901 in 2020. Our margin percentages were nealy identical and the slight decrease was due to the sligh decrease in revenue because of COVID.

Expenses

Our expenses in 2019 were $597,426 compared with $566,454 in 2020. We were able to manage a slight increase by decreasing money spent on certain items like rent and lease costs. Our marketing and other costs remained mostly the same.

Historical results and cash flows:

Our historical results and cash flows are representative of what investors should expect in the future as, even during COVID and cost increases, we were able to generate positive net income. We believe our commitment to lowering costs and increasing our price per ticket will only help to generate more income in the years to come. Our most cash flow-intensive expenses in the past have been general and administartive as we pay employee salaries. This will continue to be our greatest expense moving forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current cash on hand is about $50,000. The Company does not use any line of credit at this point but should be eligible for probably a 100K if it is deemed necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign will help us to ramp up operations, but we have other funds or capital ressources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the maximum funds are raised, it will make up about 90% of our current capital resources, but the funds are not necessary for the viability of the company as we currenty generate revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current monthly burn rate is about 40k/month, mostly spent on rent and payroll. If we raise the minimum, the company can continue to operate indefinitely based on revenue generation, but at a slower pace than we would like.

We anticipate to invest in the packaging, branding, marking.

We will increase our staff/personnel to support our expansion as well as new revenue channels.We are going to implement a line of sandwiches, a new "speed order line", some new back ligths boards

How long will you be able to operate the company if you raise your maximum funding goal?

We would continue to increase our burn rate if we raise the maximum and it would give us more buffer to continue to operate for years without any foreseeable issues.

We anticipate to invest in the packaging, branding, marking.

We will increase our staff/personnel to support our expansion as well as new revenue channels.We are going to implement a line of sandwiches, a new "speed order line", some new back ligths boards.

Some new displays and freezer displays can be installed as well as some Ice cream products

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Long-term loan for real estate investements are avaialble.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Gourmet Distribution, LLC
  Names of 20% owners: Thierry Chateau
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2019 and 2020, the Company incurred expenses on behalf of the owner's other entities. The amounts accrued carry no interest and are due on demand. The total ending balance of these receivables was and $180,000 as of February 2022.
  Material Terms: Amount: $180,000 Due: On demand, Interest: None

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

The company determined its pre-money valuation based on the following factors and considerations:

1. Concept

The product offers basic value with acceptable risk.

There is no prototype but an already experienced market so that there is no technology risk.

With 15 awards in the Best of Category: best dessert, french restaurant, café, etc., since opening, we are able to show pre-revenue investors a working model of your product not only proves that we have the tenacity and vision to bring ideas into reality.

As such, we believe our concept alone to be valuable and of significant consideration in our overall valuation.

2. Team

The Value of a Founding Team Christiane and Thierry ensure the investors that they are backing a team that is destined for success. They can consider the following:

Proven Experience: Christiane and Thierry are people with prior success with other startup ventures in Europe as well in the US with the title of best France Canada business personality in 2004 with as competitor UBISOFT.

Skills Diversity: the team has a mix of experts in the baking industry but as well legal and marketing whose skills complement each other

Commitment: Having great people is only part of the puzzle. Those people need to have the time and dedication to make sure the Company continues to succeed.

Connections: There are some strategic relationships in place already, which reduces competitive risks in the market.

Launch plan: There is some evidence of a sales plan and preparation for product rollout

Our strategic partnerships and teams lead to our overall valuation of $15M.

3. Metrics

The Serviceable Obtainable Market is our short-term target and therefore the one that matters the most: since we succeed on a fraction of the local market chances are that we will continue to capture a large part of the global market.

The booming quick service restaurant (QSR) industry in the United States generated a revenue of 239 billion U.S. dollars in 2020. https://www.statista.com/topics/863/fast-food/

$10.7 billion Estimated sales in South Carolina's restaurants in 2018. https://schseducation.org/wp-content/uploads/2020/04/Food-Ways-Exhibit.pdf

9,669 Eating and drinking place locations in South Carolina in 2018. https://www.thecolumbiastar.com/articles/restaurant-owners-cautiously-optimistic-as-they-reopen-for-business/.

We have already demonstrated our ability to penetrate a local market and investors can look at how we can expand and increase the company's penetration within the target market.

4. Performance

In 2021, we generated $2.5M in income. We took a look at valuations from similar companies - one of which being NoBaked Cookie Dough, valued at $9M in 2021. NoBaked Cookie Dough did $1.75M in income in 2020 and used a multiple of about 5-6x of their income. Similarly, with our income of $2.5M, a 6x multiple would give us a valuation of $15M.

5. Other Comparison

While not direct competition with them operating in California and us in South Carolina, a good comparison would be Honeybee Burger. Honeybee Burger launched their successful Reg CF campaign on StartEngine in 2021 with a valuation of $12M. At the time, Honeybee Burger was in the process of opening their flagship location and had only operated pilot test locations. Honeybee also had limited operations and reported no revenue.

By comparison, we are further along in our company history, with our location in operation since 2014 and a new location opening this year. We have also generated over $900,000 in revenue in both 2019 and 2020.

Both companies are attempting to capitalize on the growing market around healthy food, fast. Our future growth plan, much like Honeybee, relies mainly on the expansion and growth of our brick-and-mortar operations. The planned opening of our fourth store later this year and plans to open more locations in the future exemplify a commitment to this growth. Investors flocked to Honeybee Burger, raising their maximum of around $1.8M.

Owing to our expansive history- with $2.5M in income in 2021, an experienced team, proven product, and concrete growth plan, we value Saveurs du Monde at 15M.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The Company has set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

30.0%
Social networks and Marketing tools (Spothopper portal)

- *Operations*
  33.0%
  Purchase of new stores in order to increase the sales on the territory

- *Research & Development*
  33.5%
  line of Products and packaging and research in order to attract some more customers

If we raise the over allotment amount of $999,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  70.0%
  Creation of new units : 2 planned every year generating depending of the size $600 K to $1,200.000 each

- *Marketing*
  20.0%
  Advertisement and marketing campaign of each new point of sales

- *Operations*
  6.5%
  Will needed to improve and maintain the quality, constancy, service in each point of sale

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://saveursdumondecafe.com/ (no).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saveurs-du-monde

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Saveurs du Monde Cafe, Inc.

[See attached]

Saveurs du Monde Cafe, LLC (the "Company") a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Saveurs du Monde Cafe, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 24, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	21,965	36,416
Accounts Receivable	8,473	9,636
Total Current Assets	30,439	46,052
Non-current Assets		
Furniture, Equipment, Vehicles, and Leasehold Improvements, net of Accumulated Depreciation	6,445	13,226
Other Receivables	70,407	26,900
Other Receivables - Related Party	178,696	153,127
Security Deposits	257	257
Total Non-Current Assets	255,805	193,510
TOTAL ASSETS	286,243	239,562
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	54,004	37,956
Payroll Liabilities	1,825	3,214
Sales Tax Payable	7,151	8,597
Other Liabilities	10,435	10,462
Total Current Liabilities	73,415	60,229
TOTAL LIABILITIES	73,415	60,229
EQUITY		
Member Capital	212,827	179,333
Total Equity	212,827	179,333
TOTAL LIABILITIES AND EQUITY	286,243	239,562

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	946,036	976,548
Cost of Revenue	310,135	319,422
Gross Profit	635,901	657,125
Operating Expenses		
Advertising and Marketing	6,746	6,708
General and Administrative	473,994	488,767
Rent and Lease	75,924	83,511
Depreciation	9,790	18,441
Total Operating Expenses	566,454	597,426
Operating Income (loss)	69,448	59,699
Other Income		
Interest Income	4	2
Other	65,177	1,074
Total Other Income	65,181	1,076
Other Expense		
Interest Expense	-	-
Other	8,035	469
Total Other Expense	8,035	469
Provision for Income Tax	-	-
Net Income (loss)	126,594	60,306

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	126,594	60,306
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	9,790	18,441
Accounts Payable	14,781	2,216
Payroll Liabilities	(1,388)	2,453
Sales Tax Payable	(1,446)	(439)
Accounts Receivable	1,163	7,156
Other Receivables	(43,507)	(26,434)
Other Receivables - Related Party	(25,567)	31,918
Other	1,267	1,250
Other Liabilities	(27)	(63)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(44,936)	36,498
Net Cash provided by (used in) Operating Activities	81,658	96,804
INVESTING ACTIVITIES		
Furniture and Equipment	(3,009)	(11,081)
Net Cash provided by (used by) Investing Activities	(3,009)	(11,081)
FINANCING ACTIVITIES		
Member Contributions (Distributions)	(93,100)	(122,681)
Net Cash provided by (used in) Financing Activities	(93,100)	(122,681)
Cash at the beginning of period	36,416	73,374
Net Cash increase (decrease) for period	(14,451)	(36,958)
Cash at end of period	21,965	36,416

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Retained Earnings	Total Member Equity
Beginning Balance at 1/1/19	20,875	220,833	241,709
Capital Contributions	-	-	-
Capital Distributions	-	(122,681)	(122,681)
Net Income (Loss)	-	60,306	60,306
Ending Balance 12/31/2019	20,875	158,458	179,333
Capital Contributions	-	-	-
Capital Distributions	-	(93,100)	(93,100)
Net Income (Loss)	-	126,594	126,594
Ending Balance 12/31/2020	20,875	191,951	212,827

Saveurs du Monde Café, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Saveurs du Monde Café, LLC ("the Company") was formed in South Carolina on October 28th, 2013. The Company earns revenue through food and beverage sales from its restaurant located in Mount Pleasant, South Carolina.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 into 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue through the sale of food and beverage at its restaurant or through catering services. Revenue is recognized at the point of sale, or once customers finish their beverages and/or meals. The Company's performance obligation is satisfied once the meals and/or beverages have been produced and delivered to the customer.

Revenue	2020	2019
Food & Beverage Sales	851,372	864,415
Retail & Wholesale	15,531	31,179
Tips & Other	79,133	80,954
Grand Total	**946,036**	**976,548**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Furniture & Equipment	5-15	179,676	178,004	-	1,672
Leasehold Improvements	15	62,251	57,705	-	4,546
Vehicles	5	5,307	5,080	-	227
Grand Total	-	**247,234**	**240,789**	-	**6,445**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, the Company incurred expenses on behalf of the owner's other entities. The amounts accrued carry no interest and are due on demand. The total ending balance of these receivables was $153,127 and $178,695 as of December 31, 2019 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 24, 2021, the date these financial statements were available to be issued. The Company is currently an S Corporation for tax purposes. The Company is in the process of electing C corporation status either by way of making an election with the IRS or converting to a corporation.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Saveurs du Monde

Gourmet Fast Service


SAVEURS
DU MONDE
CAFÉ
Taste The World At Saveurs Du Monde

Website | Mount Pleasant , SC | FOOD & BEVERAGE

There's a gap in the market for healthy, high-quality meals with sit-down-level service, offering meals for those short on time. We stepped up to offer just that—delicious, healthy French cuisine and a great ambiance to boot. Headed by a team of international professionals, we aim to disrupt the American fast-food system.

$0.00 raised

0 Investors	$15M Valuation
$3.75 Price per Share	$375.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- **Unique market offering:** Our cafes offer fresh, quality food and service to consumers who are on-the-go
- **Family owned with a heartwarming story:** Founded by a French family on a mission to make the flavors of the world more accessible to Americans
- **The quick service market is booming:** The demand for healthy quick service food options continues to increase

OVERVIEW

Taste the World at Saveurs du Monde

We believe Saveurs du Monde, or "tastes of the world" as translated in English, is one of the first of its kind in the United States - a gourmet, fast service cafe. After sailing around the world for a few years, the Chateau family finally settled in Charleston, South Carolina with a new dream of bringing the traditionally European food concept of "gourmet quick service" to the states. Saveurs du Monde Cafe is a family owned restaurant with a French influence that emphasizes fresh ingredients, quality dishes, and fast, supreme cafe service between 7am-7pm.

The Chateau Family

More than a decade ago, a family ventured out and left France for a trip around the world on their catamaran

After five years, fair winds and following seas led the Chateau family to Charleston

In 2014, Saveurs du Monde Café opened its doors

Within three years the café was ranked in the top 50 of the best bakeries in the United States

We were also voted #1 for dessert on TripAdvisor and one of the 10 best French restaurants in South Carolina

Saveurs du Monde Café has opened a second location

Saveurs du Monde Cafe opened our third and biggest establishment in February 2020 in downtown Charleston

Taste the World at Saveurs Du Monde

Saveurs Du Monde first settled in Charleston, South Carolina





What we offer:

- Fresh Ingredients
- Quality Dishes
- Fast, Supreme Service




A Gourmet,
Fast Service Cafe

THE PROBLEM

There are not many "better for you" options

There are an increasing number of conscious consumers who value high quality and fresh food, but there are not many healthy choices for fast-paced American professionals. The gap in the market lies here, with those who don't want to eat fast food, but who also don't have more than 20 minutes before they have to hit the road, or get to their next meeting. Simply put, we believe there are almost no proper dining options that cater to this population of people.



Furthermore in America, it's widely believed that this type of food quality and quick service is flat out unattainable:

"There's a common misconception that French cuisine is snooty and inaccessible," said Thierry. "But in reality, it is built on the foundation of using simple, fresh ingredients in a way that is authentic to their flavors." - Thierry Chateau, Founder



> "There's a common misconception that French cuisine is snooty and inaccessible," said Thierry. "But in reality, it is built on the foundation of using simple, fresh ingredients in a way that is authentic to their flavors."
>
> *Thierry Chateau, Founder*

THE SOLUTION

Quality, authentic food and service in 20 minutes

Our café serves an elaborate menu of crepes, tartines, and quiches, as well as a wide selection of traditional French pastries, earning us a spot on the top 50 of the best bakeries in the U.S. Each item is baked and created with the purpose of introducing Americans to the wonderful flavors and delicacies of French cuisine.

What's on the Menu?



Crepes



Tartines



Quiches



Pastries

The menu also includes breakfast and lunch options available for take-out. In essence, Saveurs du Monde serves good "food fast" to people who still get to enjoy restaurant-style seating and serving if they choose to. Order at the counter, and receive cafe service within 10 minutes. The cafe's top categories (in order) are hot beverages, pastries, danishes, breakfast, and quiches. Our average order value is $15.43. Once they order at the counter, our customers have 20 minutes to eat and will be waited on at their table. Our seamless process has allowed us to form the franchise program after only a few years.


$15.43
Our average order value
10 mins
Order at the counter and recieve service in


Each item is baked and created with the purpose of introducing Americans to the wonderful flavors and delicacies of French cuisine


BEST RESTAURANTS IN CHARLESTON
One of the **top 50 of the best bakeries** in the U.S

OUR TRACTION

A formula that works in the kitchen and on paper

The founder of Saveurs du Monde Café, Inc., also owns and operates 3 other separate restaurant businesses, Mount Pleasant Saveurs Westedge, LLC, Saveurs Belle Station, LLC, and Saveurs Seabrook LLC. In this offering, you are only investing in Saveurs du Monde Café which is a separate legal entity from the additional locations and production center. Each entity is separate however, they have shared management and some shared operations.

We are proud of the milestones our cafe has achieved to date. Starting with one restaurant in 2014, Saveurs du Monde Cafe has consistently increased gross income annually and reached revenue of $1.1 million in 2021. Additionally, the cafe has been well-financed since the beginning, and the owners of Saveurs du Monde Café, Inc. have expanded operations to four locations and one production center.


Continued Annual Growth
2021
2014
1.1 Million
Gross Income

The Market

Healthy quick-service restaurants are on the rise

"Better for you" baked goods and natural foods are growing in demand, with approximately a third of consumers saying they're more likely to buy all-natural consumable products. In 2020, the quick service restaurant (QSR) industry in the United States generated $239 billion in revenue, and roughly $12 billion of that was/is coming from South Carolina with $10.7 billion in estimated restaurant sales in 2018.



Quick Service Restaurant (QSR) Industry in the US
239 Billion
Billions ($)
$12B of that was/ is coming from South Carolina
2020

Sources: Statista, CRDA

WHY INVEST

Revolutionizing the modern American fast restaurant

We want more Americans to be able to experience the wonders and intricacies of true french cuisine, without cutting corners on quality or service. Ultimately, we believe that our customers will love our product because it is good, healthy, and affordable. We have a clear plan to reach a large portion of our target customers, and already have some agreements with large food distributors. We plan to develop the franchise model even more, and build two locations per year. Join us as we revolutionize America's food service industry.



A Fan Favorite Cafe
JOAN M: ★★★★★
Nice to see the reassuring green that is Saveurs du Monde French Cafe & wine bar in Westedge. Located in the same complex as Publix & The Woodhouse Day Spa. Having frequented the original in Seaside MP and also BelleHall MP it was nice to finally try the Westedge location...

In the Press

Best Things South Carolina | The Post and Courier

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Meet Our Team



Thierry Chateau

Owner / CEO / Director / President / Secretary / Treasurer

Thierry Chateau worked as an international Attorney in Europe. After having created his own firm he became a consultant at the European Parliament and was supposed to become the Vice President of Law after 10 years of participation.

His law firm was nominated to the 500 Best Law website in 1998.

As an economic developer for the Canadian embassy Thierry Chateau implemented a lot of manufacturers in North America.

In 2004 he was nominated by the Canadian business network as French/Canadian business personality 2004 in competition with the Group UBISOFT.

In 2008 Thierry, encouraged by his spouse, decided to recenter around his family. The family designed a catamaran built in South Africa and left on this sailing boat for a world trip.

They crossed with their kids aged 9 and 11 the Atlantic before settling down in Charleston in the US.

Thierry currently owns and operates 3 other separate restaurant businesses, Mount Pleasant Saveurs Westedge, LLC, Saveurs Belle Station, LLC, and Saveurs Seabrook LLC. He spends approximately 10 hours per week on these 3 other businesses and approximately 60 hours per week with Saveurs du Monde Café, Inc.

In this offering, you are only investing in Saveurs du Monde which is a separate legal entity from the additional locations and production center. Each entity is separate however have shared management and some shared operations.



Christiane Chateau

CFO

Christiane is a German businesswoman who graduated in Applied Foreign Languages in International Trade and Business.

She worked as a Commercial Sales Executive for the airline Lufthansa in Paris before she decided to follow her husband to be the Head Secretary and Accountant of his Law Firm. Passionate for interior design she created a successful kitchen studio.

The German embassy designated her in 2008 as the new German Consul in the region of "La Vendée" when she finally declined the offer in order to recenter on the family and start a sailing world trip.

Christiane is now the CFO of Saveurs du Monde Cafe. She is also the owner of a separate business, Gourmet Distribution LLC. Christiane splits her time between these two businesses spending XX hours per week with Saveurs du Monde and XX hours per week with Gourmet Distribution.

Offering Summary

Company	Saveurs du Monde Cafe, Inc.
Corporate Address	1486 Clarendon Way, Mount Pleasant , SC 29466
Offering Minimum	$9,997.50
Offering Maximum	$999,997.50
Minimum Investment Amount (per investor)	$375.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,666
Maximum Number of Shares Offered	266,666
Price per Share	$3.75
Pre-Money Valuation	$15,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Saveurs du Monde will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Saveurs du Monde to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Christiane: My name is Christiane Chateau

Thierry: and my name is Thierry Chateau

Christiane: We are right behind Saveurs du Monde Café, our café in Mount Pleasant.

We traveled with our family for around 5 years around the world, we baked a lot, we cooked a lot with

whatever we could take from different countries. We thought it would be nice concept to start

something, for sure with the French influence.

Thierry: The name of Saveurs du Monde Café is taste of the world, so we try to bring to our customer as

often as we can the best of the world.

Christiane: We prepare all food here, everything is made from scratch, we are having a French pastry

chef, so the French influence is very present. I think something what is more special here are the

pastries because they have this French touch to it. It is not only nice looking, but also very tasty.

Saveurs du Monde Café does also wine tastings, it would be either French wine tasting or Italian wine

tasting and also from other different countries, so that we get a little taste of everything.

Thierry: There are a couple of things that make Saveurs du Monde Café a unique place. It is the quality

of the food and probably the atmosphere that we try to put inside with the service and it is such an

ambiance.

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